September 30, 2016	Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, CA 94105-2669

+1 415 773 5700
orrick.com

Nicholas P. Panos, Senior Special Counsel
Office of Mergers and Acquisitions	Richard Vernon Smith
Division of Corporation Finance
U.S. Securities and Exchange Commission	E rsmith@orrick.com
100 F Street, NE	D +1 415 773 5830
Washington, DC 20549	F +1 650 614 7401

Re:	Sky-mobi Limited Schedule 13E-3 Filed September 6, 2016 by Sky-Mobi Limited et al. File No. 005-85980

Dear Mr. Panos:

On behalf of Sky-mobi Limited, a company organized under the laws of the Cayman Islands (the “Company”), we set forth below responses to the comments of the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) contained in its letter dated September 27, 2016 with respect to the Schedule 13E-3, File No. 005-85980 (the “Schedule 13E-3”) filed on September 6, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below, followed in each case by the responses of the filing persons.

Please note that all page numbers in the responses below refer to Amendment No. 1 to Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, both of which have been filed concurrently with this letter. All capitalized terms, not otherwise defined herein, are defined in the Revised Proxy Statement.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning Michael Tao Song, Xplane Ltd., Mobi Joy Limited, Amber Shining Investment Limited or Power Rich Limited such response is included in this letter based on information provided to the special committee and us by such other persons or their respective representatives.

Schedule 13E-3

General

1.	Comment: Under the subheading titled “Introduction,” please revise the typographical error to expressly indicating that the transaction statement is being filed pursuant to “Rule 13e-3.”

Response: The Company has revised page 2 of the Amendment.

Nicholas P. Panos

September 30, 2016

Reasons for the Merger and Recommendation of the Special Committee and the Board, p. 32

2.	Comment: Please revise to indicate, if true, that a specific going concern value was not calculated or considered by the Board in making its fairness determination on behalf of the issuer. Refer to Instruction 2 to Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

Response: The Company has provided the requested disclosure on page 37 of the Revised Proxy Statement.

Opinion of the Special Committee's Financial Advisor, page 43

3.	Comment: Please describe the method of selecting Roth as financial advisor to the Special Committee and Sky-mobi’s Board of Directors. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(3) of Regulation M-A.

Response: The Company has provided the requested disclosure on page 43 of the Revised Proxy Statement.

4.	Comment: Please quantify the fee paid or to be paid to Roth and identify any contingencies to which the payment of the fee may be expressly subject. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(4) of Regulation M-A.

Response: The Company has provided the requested disclosure on page 50 of the Revised Proxy Statement.

Primary Benefits and Detriments of the Merger, page 53

5.	Comment: We noticed that the issuer has sustained net operating losses in each of the last two fiscal years. Please specify the constituency, if any, that is expected to become the beneficiary of Sky-mobi’s future use of net operating loss carryforwards, and quantify that benefit to the extent practicable. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

Response: The Company advises the Staff that, even though the Company has sustained net operating losses on a consolidated basis in each of the last two fiscal years, it has no net operating loss carryforwards in each of these last two fiscal years.

6.	Comment: Revise to indicate explicitly, if true, that the Buyer Group will become the direct beneficiaries of the cost savings associated with Sky-mobi’s no longer having to comply with the federal securities laws. Quantify this benefit to the extent practicable, and disclose the estimated future savings available to the issuer that are directly attributable to bypassing these compliance costs. Please indicate these savings, which have been generally described as costs associated with regulatory filings, will be realized on an annual, recurring basis.

Nicholas P. Panos

September 30, 2016

Response: The Company has provided the requested disclosure on page 54 of the Revised Proxy Statement.

Financial Information, page 98

7.	Comment: Item 13 of the Schedule 13E-3 indicates that financial information has been incorporated by reference. Under Instruction 1 to Item 13 of Schedule 13E-3, a summary of such financial information must be provided in accordance with Item 1010(c) of Regulation M-A. As the summary disclosure appears incomplete, please revise to provide summary financial information that complies fully with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3. For example, the ratio of earnings to fixed charges must be calculated and disclosed even if not ordinarily prepared, and the balance sheet must be summarized in accordance with Item 1-02(bb) of Regulation S-X. Refer to Interpretation I.H.7, accessible via the following link, for guidance in complying with an instruction in the context of a tender offer nearly identical to Instruction 1: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Response: The Company has provided the requested disclosure on pages 98 and 99 of the Revised Proxy Statement. Further, the Company advises that the ratio of earnings to fixed charges cannot be calculated because no fixed charges were incurred for the fiscal years ended March 31, 2014, December 31, 2014 or December 31, 2015 or for the three months ended March 31, 2015 or March 31, 2016. Please refer to footnote 2 to the table titled “Ratio of Earnings to Fixed Charges” on page 99 of the Revised Proxy Statement.

8.	Comment: Advise us, with a view toward revised disclosure, whether or not book value per share has been computed as of the date of the most recent balance sheet. See Item 1010(c)(5) of Regulation M-A.

Response: The Company has provided the requested disclosure on page 99 of the Revised Proxy Statement.

Nicholas P. Panos

September 30, 2016

Exhibit (c)(2)

9.	Comment: We noticed the disclosure that indicated that, “[t]he presentation has been provided to the Special Committee by Roth and may not be used or relied upon by another other person without the written consent of Roth.” Other language restricts the use of the information produced by Roth, and states that “…Roth does not take any responsibility for the accuracy and completeness of any of the information included in [the] presentation if used by persons other than the Special Committee.” Please revise the disclosure statement to be mailed to shareholders to state, if true, that Roth has consented to the use of its materials by the filing persons for purposes of public disclosure in the Schedule 13E-3. The disclosure that appears in Annex C regarding the consent that has been granted is limited to the opinion and does not extend to the exhibit filed to the Schedule 13E-3. Alternatively, please provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

Response:

The Company has provided the requested disclosure on page 106 of the Revised Proxy Statement.

*       *       *

Nicholas P. Panos

September 30, 2016

Please note that at the end of this letter is the requested written acknowledgement from the issuer and the other filing persons to the Schedule 13E-3. If you have any questions about this filing or the Company’s responses, please contact me at (415) 773-5830 or rsmith@orrick.com.

Sincerely,

/s/ Richard Vernon Smith
Richard Vernon Smith

cc:	Fischer Xiaodong Chen

Sky-Mobi Limited

Mr. Michael Tao Song

Xplane Ltd. et. al.

Jeffrey J. Sun, Esq.

Orrick, Herrington & Sutcliffe LLP

Shuang Zhao, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Fang Xue, Esq.

Gibson, Dunn & Crutcher LLP

Nicholas P. Panos

September 30, 2016

ACKNOWLEDGMENT

In response to the SEC comment letter dated September 27, 2016 regarding the Schedule 13E-3, File No. 005-85980, filed on September 6, 2016 by Sky-mobi Limited and the other filing persons named therein, the undersigned hereby acknowledge the following in connection with the Amendment filed with this response, as well as any subsequent amendment filed with the SEC:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sky-mobi Limited

By:	/s/ Wei Zhou
Name:	Wei Zhou
Title:	Director, Chairman of the Special Committee

Michael Tao Song

By:	/s/ Michael Tao Song

Nicholas P. Panos

September 30, 2016

Xplane Ltd.

By:	/s/ Michael Tao Song
Name:	Michael Tao Song
Title:	Director

Mobi Joy Limited

By:	/s/ Michael Tao Song
Name:	Michael Tao Song
Title:	Director

Amber Shining Investment Limited

By:	/s/ Michael Tao Song
Name:	Michael Tao Song
Title:	Director

Power Rich Limited

By:	/s/ Michael Tao Song
Name:	Michael Tao Song
Title:	Director